Divakar Gupta (212) 479-6474 dgupta@cooley.com	VIA EDGAR

June 30, 2025

U.S. Securities and Exchange Commission
Office of Life Sciences
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Ms. Doris Stacey Gama
Mr. Joshua Gorsky

Re:	HOOKIPA Pharma Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 16, 2025
File No. 001-38869

Ladies and Gentlemen:

On behalf of our client, HOOKIPA Pharma Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 26, 2025 (the “Comment Letter”), relating to the above referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Preliminary Proxy Statement and is filing via EDGAR an Amendment No. 1 to the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Revised Proxy Statement and a copy marked to show all changes from the Preliminary Proxy Statement filed on June 16, 2025.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein are used herein as defined in the Revised Preliminary Proxy Statement.

The Asset Sale (Proposal No. 1)
Net Proceeds from the Asset Sale and their Expected Use, page 41

1.
We note your disclosure that pursuant to the terms of the Asset Purchase Agreement, you will receive an aggregate cash consideration of up to $10.0 million, of which $3.0 million shall be payable upon closing and up to $7.0 million shall become payable in three stages upon completion of the Transfer Plan, with $3.0 million payable upon completion of the first phase and $2.0 million payable upon completion of each of the second and third phases. Please revise your disclosure here, and elsewhere as appropriate, to provide further details about the Transfer Plan, including any provisions that would prohibit or delay the release of funds.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 6, 7, 13-14, 25, 26-27, 43 and 53 of the Revised Preliminary Proxy Statement.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

June 30, 2025
Page Two

General

2.
Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to this transaction. In this regard, we note your disclosure on page 1 that the Asset Sale “may constitute the sale of ‘substantially all’ of [y]our property and assets[.]” We further note your disclosure that, through a Collaboration and License Agreement, you collaborated with Gilead Sciences, Inc. for the development of both HB-400 and HB-500 and that Gilead retained an exclusive right to take back development responsibilities for the HB-500 Program. We also note your disclosure that, as of June 4, 2025, Gilead beneficially owned 19.15% of your common stock. Refer to Sections 201.01 and 201.05 of the staff’s Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3 Compliance and Disclosure Interpretations for guidance.

Company Response:

The Company respectfully advises the Staff that, after careful consideration of Exchange Act Rule 13e-3, including the Staff’s guidance in Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3 Compliance and Disclosure Interpretations, the Company believes that Rule 13e-3 is not applicable to the Asset Sale for the following reasons:

The Asset Sale is not a Rule 13e-3 Transaction

The Company, together with outside counsel, has reviewed and analyzed carefully whether  Rule 13e-3 under the Exchange Act may apply to the transaction, and respectfully submits to the Staff that the Asset Sale is not a going-private transaction under Rule 13e-3.

Rule 13e-3 applies to transactions to acquire equity securities of an issuer by the issuer or an affiliate of the issuer.  Rule 13e-3(a)(1) defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  “Control” is defined in Rule 12b-2 under the Exchange Act to mean the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”  Under SEC Release No. 34-17719 (April 13, 1981) (the “Interpretive Release”), the determination of whether a person is in control of an issuer depends on “the particular facts and circumstances of each situation.”  The Company respectfully submits that the facts and circumstances of the Asset Sale do not support a conclusion that Gilead Sciences, Inc. (“Gilead”) has the ability “to direct or cause the direction of the management and policies” of the Company.

Gilead is not an Affiliate of the Company

While Gilead does own securities of the Company, it (i) does not have any representatives on the Company’s Board of Directors (the “Board”), or any contractual rights to appoint any such Board representatives or receive information related to activities or deliberations of the Company’s Board, (ii) does not have any right to veto any actions of the Company’s Board or management, or to require the Company’s Board or management to take or refrain from taking any action, and (iii) does not have any other contractual rights to direct or cause the direction of the management and policies of the Company in a manner that would implicate Rule 13e‑3.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

June 30, 2025
Page Three
The commercial relationship between Gilead and the Company is governed primarily by the Collaboration and License Agreement entered into between the Company’s wholly-owned Austrian subsidiary, Hookipa Biotech GmbH, and Gilead on June 4, 2018, as amended and restated on February 15, 2022, and as amended by a letter agreement, dated May 21, 2025 (the “Collaboration Agreement”).  The Collaboration Agreement is an arm’s-length commercial agreement and was entered into not in connection with or in contemplation of any future business combination between Gilead and the Company.  As previously disclosed by the Company in its publicly available disclosures with the Commission, including in the Preliminary Proxy Statement, under the Collaboration Agreement, the Company granted Gilead an exclusive, royalty-bearing license to its technology platform for researching, developing, manufacturing and commercializing products for its Hepatitis B (“HBV”) program (the “HB-400 Program”), and certain assets related to its Human Immunodeficiency Virus (“HIV”) program (the “HB-500 Program” and, together with the HB-400 Program, the “Programs”). In February 2022, the Company and Gilead amended and restated the Collaboration Agreement to revise the terms only for the HIV program, whereby the Company assumed development responsibilities for the HIV program candidate through a Phase 1b clinical trial for which Gilead made a $10.0 million payment. Pursuant to the Collaboration Agreement, Gilead retains an exclusive right to take back development responsibilities for the HB-500 Program, thus keeping the rights for the HIV program, including further development and commercialization. As disclosed in the Preliminary Proxy Statement, pursuant to the Asset Purchase Agreement entered into between Gilead and the Company, the Collaboration Agreement will terminate and be of no further force and effect (other than with respect to certain agreed provisions that will survive termination) upon the closing of the Asset Sale.

The Collaboration Agreement, including all of the amendments thereto, was negotiated on an arm’s-length basis by sophisticated parties.  The Collaboration Agreement does not give Gilead, or any of its affiliates, (i) any right to representation on the Company’s Board, or to receive information related to the deliberations of the Company’s Board, (ii) any rights with respect to the selection or identity of the Company’s management team, (iii) any right of first refusal or veto right with respect to a strategic transaction involving the Company, (iv) the ability to restrict or otherwise limit the Company’s ability to issue securities, incur debt or otherwise raise capital to fund its operations or (v) the ability to restrict or otherwise limit the Company’s ability to expand, reduce or restructure its operations.

The Company acknowledges the attention of the Board to the Company’s commercial relationship with Gilead and that the Board considered the future of this commercial relationship in its decision-making, as described in the Preliminary Proxy Statement.  These considerations, however, were merely one factor among many considered by the Board in its deliberations and do not rise to the level of being able to “direct or cause the direction of the management or policies” (emphasis added) of the Company by Gilead.  The Board was at liberty to consider whatever factors it deemed relevant in its deliberations with respect to the Asset Sale, or indeed to reject the possibility of any transaction or, had a better deal been available, to accept a superior proposal from another bidder.

The Company respectfully advises the Staff that, based on the totality of the particular facts and circumstances of the Asset Sale, Gilead is not an affiliate of the Company for purposes of Rule 13e-3.
Cooley LLP 55 Hudson Yards New York, NY 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

June 30, 2025
Page Four
The Asset Sale Does Not Raise the Concerns that Rule 13e-3 was Intended to Address

As described in the Interpretive Release, Rule 13e-3 was adopted to protect unaffiliated security holders from the potential for abuse or coercion by an issuer or its affiliates that may be present in a going-private transaction.  The opportunity for abuse would be due, in part, to a lack of arm’s-length bargaining and an inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.  However, in the case of the Asset Sale, the opportunity for abuse that Rule 13e-3 was designed to address is not present.

The Asset Purchase Agreement, and the transactions contemplated thereby, was the result of arm’s-length negotiations between the Company, led by its Board, and was preceded by a broad review of strategic alternatives by the Board.  The Asset Sale process undertaken by the Company, under the direction and supervision of the Company’s Board, was entirely independent of Gilead.  As disclosed in the Preliminary Proxy Statement, the Board undertook a robust strategic review process beginning in March 2024, through which it explored strategic alternatives for the Company as a whole or in part, including evaluating, and ultimately not pursuing, a potential transaction with Poolbeg Pharma plc (“Poolbeg”) from November 2024 to February 2025.

Between September and November 2024, the Company directed its financial advisor, Moelis & Company, LLC (“Moelis”), to contact 74 biopharmaceutical and pharmaceutical companies regarding a potential strategic transaction with the Company, including a sale, reverse merger, licensing transaction, financing transaction, spin-off or other business combination transaction.  That outreach resulted in the Company entering into confidentiality agreements with five potential acquirers. As a result of this outreach, the Company received proposals from two of the parties contacted, one for a potential reverse merger transaction with a biopharmaceutical company and a second for the transaction with Poolbeg, as described in the Preliminary Proxy Statement.  Gilead elected not to participate in this process and did not attempt to interfere, influence, impede, delay or stop this process in any way.

As noted in the Preliminary Proxy Statement, a potential transaction with Poolbeg was pursued, with the Company and Poolbeg ultimately agreeing to key terms of a non-binding term sheet regarding a proposed transaction on December 19, 2024. Following the agreement on key terms of a transaction, over the course of the next two months the Company and Poolbeg negotiated the terms of definitive agreements providing for the transaction, sought to obtain the financing for the proposed transaction and continued to conduct due diligence. However, on February 20, 2025, the Board held a meeting at which it determined to terminate discussions regarding a potential transaction with Poolbeg, which the Board had concluded was highly uncertain on the terms previously negotiated and no longer worth pursuing. On February 24, 2025, representatives of the Company initiated a call with representatives of Gilead to discuss the termination of discussions with Poolbeg and inform Gilead that the Company was considering a potential dissolution. During the call, the representatives of Gilead indicated that Gilead was interested in discussing a potential strategic transaction with the Company.

Notably, however, the Company’s attempts to explore strategic alternatives occurred over a year before discussions with Gilead took place related to a potential transaction with the Company.  Even after Gilead and the Company began preliminary discussions around a potential transaction, the Board continued to evaluate alternatives involving a dissolution of the Company, alone or together with a proposed transaction with Gilead, a reverse merger transaction and whether there were other transactions that might be more favorable to the Company’s stockholders than the proposed transaction with Gilead, including a potential sale to a financial liquidation firm.  While such efforts were ultimately fruitless, they demonstrate the Company’s independence from Gilead.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

June 30, 2025
Page Five

Over the course of March and April 2025, the parties engaged in rigorous negotiations on arm’s-length terms, as discussed in detail in the Preliminary Proxy Statement.  The Interpretive Release states that “[t]ransactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by [Rule 13e-3]” (emphasis added).  Given the thorough, arm’s-length process related to the Asset Sale that was followed by the Company and its Board, there was no practical opportunity for Gilead to abuse, overreach or take advantage of the Company’s stockholders.  Accordingly, the Company’s stockholders do not need the additional protections of Rule 13e-3 in this transaction due to the foregoing and the fact that the Asset Purchase Agreement, the Preliminary Proxy Statement and other disclosure documents filed with the Commission by the Company provide detailed disclosures about the relationships between Gilead and the Company as well as the background of the Asset Sale.  Moreover, the Company and its Board were advised by a nationally recognized financial advisor and outside legal counsel, further ensuring protections from any potential abuse or overreach.

In order for the Asset Sale to proceed, stockholders of the Company holding a majority of the voting power of the outstanding shares of common stock of the Company must vote in favor of the Asset Sale.  As the Staff has indicated in the Interpretive Release, the existence of a vote in and of itself is not dispositive, because affiliates of the issuer engaged in the transaction may already hold the requisite vote for approval.  However, that is not the case here.  Based on the information in the Company’s filings with the Commission, the directors and executive officers of the Company as a group hold in the aggregate less than 1.39% of the Company’s outstanding stock as of June 4, 2025. As noted above, while Gilead beneficially owns approximately 19.15% of the Company’s outstanding common stock as of June 4, 2025, Gilead is not an affiliate of the Company because it does not have the ability “to direct or cause the direction of the management and policies” of the Company. Accordingly, the unaffiliated stockholders of the Company have the power to determine whether or not to accept the Asset Sale and thus determine whether the Asset Sale will proceed.

We are also aware that Section 201.01 of SEC Compliance and Disclosure Interpretations regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (January 26, 2009), states that, where “continuity of management exists, the parties engaged in the transaction may be required to file a Schedule 13E-3.”  However, as disclosed in the Preliminary Proxy Statement, it is expected that following the consummation of the Asset Sale and Transfer Plan, the Company, acting by an officer, employee, or agent, as applicable, will, among other things:

•	file a Certificate of Dissolution with the Delaware Secretary of State specifying the date upon which the Certificate of Dissolution will become effective;

•
cease its business activities and withdraw from any jurisdiction in which the Company is qualified to do business (unless any such qualification to do business is necessary, appropriate, or desirable for the liquidation of the Company’s assets and for the proper winding up of the Company); and

•	take all actions required or permitted under the applicable dissolution procedures of the General Corporation Law of the State of Delaware.

In connection with such dissolution activities, the Company expects certain members of the Board and one or more of the Company’s remaining officers to remain with the Company to primarily oversee the winding up of the Company’s affairs and liquidation of the Company’s assets. In addition, none of the Company’s executive officers has reached any understanding on potential employment or other retention terms with Gilead or entered into any agreements or arrangements regarding employment or other retention with Gilead to be effective following the consummation of the Asset Sale.  As such, in examining “the particular facts and circumstances” of this situation, it is noteworthy to consider the absence of any arrangements for the continuity of management.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

June 30, 2025
Page Six
In adopting Rule 13e-3, the Staff indicated that it was also concerned about the potential coercive effect of a going-private transaction, because unaffiliated stockholders might be confronted with the prospect of an illiquid market, termination of the protections under the federal securities laws and further efforts to eliminate their equity interest.  Again, these concerns do not apply to this transaction, because the Asset Sale will either be consummated or it will not. In short, no unaffiliated stockholder will be coerced into voting for the Asset Sale for fear of an illiquid market, loss of protection of the federal securities laws or further efforts to eliminate their equity.

In sum, the opportunities for coercion or abuse of unaffiliated stockholders that Rule 13e‑3 was intended to address are not present in this transaction.  The purposes for which Rule 13e‑3 was adopted are not implicated, and therefore the rule should not be deemed applicable to the Asset Sale.

Conclusion

Based on the foregoing analysis, the Company respectfully submits that the Asset Sale does not raise the concerns that Rule 13e-3 was intended to address because Gilead is not an affiliate of the Company and does not “control” the Company, as understood within the scope of Rule 13e-3 and the Commission’s existing guidance.  For these reasons, the Company has concluded that Rule 13e-3 is not applicable to the Asset Sale.

*   *   *   *

Cooley LLP 55 Hudson Yards New York, NY 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

June 30, 2025
Page Seven

Please direct any questions or comments concerning the Revised Preliminary Proxy Statement or this response letter to either the undersigned at (212) 479-6474 or Reid Hooper at (202) 776-2097.

Very truly yours,

/s/ Divakar Gupta
Divakar Gupta

cc:          Malte Peters, HOOKIPA Pharma Inc.
Terry Coelho, HOOKIPA Pharma Inc.
Reid Hooper, Cooley LLP

Cooley LLP 55 Hudson Yards New York, NY 10001-2157
t: +1 212 479 6000 f: +1 212 479 6275 cooley.com